SECURITIES A[…]N
Wa 04004200

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategic Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West Exchange Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

RECEIVED FEB 2 7 2004 188 SEC WASH. D.C. PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David F. Brochu 401-273-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

Ten Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STRATEGIC POINT SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2003

STRATEGIC POINT SECURITIES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, David F. Brochu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Strategic Point Securities, LLC as of and for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President / CEO
Title

Feb 27, 2004
Date

Subscribed and sworn to before me on this
27th day of February, 2004

Notary Public

Commission expires 8/28/06

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA

Independent Auditors' Report

Board of Directors
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Strategic Point Securities, LLC (a Limited Liability Company) (a wholly-owned subsidiary of Progressive Financial Strategies, LLC) as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Point Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 19, 2004

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2003

ASSETS

Cash	$ 583,190
Receivable from clearing broker-dealer	169,088
Deposit with clearing broker-dealer	25,000
	$ 777,278

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 23,568
Due to Member	85,944
	109,512
Member's equity	667,766
	$ 777,278

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 380,693
Principal transactions	1,044,747
Other income	920
	1,426,360
Expenses:	
Employee compensation and benefits	181,834
Clearing broker charges	59,278
Communications and data processing	10,973
Occupancy	138,655
Professional fees	91,497
Other operating expenses	19,158
	501,395
Net income	$ 924,965

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 75,160
Member's contribution	172,641
Net income	924,965
Distributions	(505,000)
Balance, December 31, 2003	$ 667,766

See notes to financial statements.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 924,965
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Receivable from clearing broker-dealer	(169,088)
Deposit made to clearing broker-dealer	(25,000)
Accounts payable and accrued expenses	23,568
Net cash provided by operating activities	754,445
Cash flows from investing activity, increase in due to Member	61,104
Cash flows from financing activities:	
Contributions by Member	172,641
Distributions to Member	(505,000)
Net cash used in financing activities	(332,359)
Net increase in cash	483,190
Cash, beginning of year	100,000
Cash, end of year	$ 583,190

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Strategic Point Securities, LLC (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Progressive Financial Strategies, LLC (the Member). The Company provides brokerage services to customers of certain subsidiaries of the Member operating as investment advisory companies registered with the SEC and various state securities and other agencies providing financial advisory services to affluent and emerging affluent individuals, employee benefit plans, and corporate and nonprofit entities, located principally in Rhode Island.

In the normal course of business, the Company's customer activities involve the execution and settlement by the clearing broker-dealer of various customer securities transactions. The activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2003.

Securities transactions:

The Company buys and sells securities for customers of certain subsidiaries of the Member introducing transactions for clearance to another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker-dealer relates to rebates of clearance fees.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

1. Organization and summary of significant accounting policies (continued):

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since members of the Member will include the Company's income or loss, whether or not distributed, in their income tax returns.

Liability and rights of the Member:

The Member is not:

(i) personally liability for debts, obligations or liabilities of the Company;

(ii) obligated to cure any deficit account;

(iii) required to return all or any portion of any capital contribution; or

(iv) required to lend funds to the Company.

2. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of $498,678, which was $484,989 in excess of its required net capital of $13,689. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

STRATEGIC POINT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF PROGRESSIVE FINANCIAL STRATEGIES, LLC)

SCHEDULE G

YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Net capital:	
Total member's equity and total qualified for net capital	$ 667,766
Deductions and/or charges:	
Non-allowable asset, receivable from clearing broker-dealer	169,088
Net capital before haircuts on securities positions (tentative net capital)	498,678
Haircuts on securities	- 0 -
Net capital	$ 498,678
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 23,568
Due to Member	85,944
Total aggregate indebtedness	$ 109,512
Minimum net capital required (greater of $5,000 or 12.5% of aggregate indebtedness)	$ 13,689
Net capital in excess of minimum requirement	$ 484,989
Excess net capital at 100%	$ 487,727
Ratio, aggregate indebtedness to net capital	.22 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 638,993
Nonallowable assets erroneously reported as allowable	(42,736)
Audit adjustments to record additional expenses	(97,579)
Net capital per above	$ 498,678

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Principals
Jerome L. Lefkowitz, CPA
Stephen M. Garfinkel, CPA
Frank J. Champi, CPA
Richard J. DeRienzo, CPA
Jerrold N. Dorfman, CPA, PFS
Peter Mezei, CPA
Stephen W. Geremia, CPA
Susan R. Johnson, CPA
Michael E. Criscione, CPA
John E. Finnerty, Jr., CPA

Independent Auditors' Report on Internal Control

Board of Directors
Strategic Point Securities, LLC
(a Limited Liability Company)
Providence, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Point Securities, LLC (a Limited Liability Company) (the Company) (a wholly-owned subsidiary of Progressive Financial Strategies, LLC) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Weybosset Street ▪ Suite 700 ▪ Providence, Rhode Island 02903 ▪ Tel (401) 421-4800 ▪ 1-800-927-LGCD ▪ Fax (401)421-0643

Board of Directors
Strategic Point Securities, LLC
(a Limited Liability Company)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 19, 2004